EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

February 23, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO PROVIDES YEAR END SUMMARY AND OUTLOOK FOR 2012

Dear Shareholder,

We are pleased to present a review of Avino's achievements in 2011 and outlook for 2012.  Last year was a mile stone year for Avino despite the turmoil witnessed in the global financial markets.  Considerable progress was made towards our goal of becoming a multi-million ounce annual silver producer.

Management remains focused on the following key objectives:

1.	Commence full commercial production at San Gonzalo

2.	Continue developing the San Gonzalo resource

3.	Asses plans for reopening the original Avino Mine and processing tailings resource

4.	Expanding resources, reserves

5.	Identify and explore new targets on Avino’s large property

San Gonzalo Bulk Sample Program Complete

On April 2 2011, Avino completed the bulk sample program at the San Gonzalo deposit after more than two years of development work.  The highly anticipated program produced very encouraging conclusions.  Avino’s production costs for the bulk sample were just $7.62 per ounce of silver equivalent, demonstrating the robust nature of the project. The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries improved over the course of the bulk sample and averaged 76% and 59% respectively.  During the program, 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net revenues of US$1.83 million. If the entire production were sold under the same contract terms, the net revenue would have been US$2.26 million. The remaining concentrate was not sold at this time due to the Earthquake situation in Japan which forced the closure of numerous smelters, thus significantly driving up smelting costs.  Instead, Avino stockpiled the remaining concentrate inventory until the end of 2011 when the concentrate markets had improved and better terms could be reached for the sale of the product.    Net proceeds of the bulk sample program yielded a significant profit of $1.3 million based on concentrate sold to date.  As a result of the positive outcome, Avino is proceeding with its mine plan to develop the 3rd, 4th and 5th levels in order to provide mill feed a the rate of 250 tpd on a sustained basis.  The Remaining inventory of San Gonzalo concentrate was recently shipped and sold to a trading firm. Final figures for both revenue and cost associated with the San Gonzalo concentrate will be reported once the sale is final.

San Gonzalo – Mining and Underground Development Continues

Since the completion of the bulk sample, mining and development of the San Gonzalo zone has continued.  Stope, 2-200 which was not included in the 2008 NI 43-101 resource calculation by Orequest consultants, and stope 2-080 were mined.  Work on stope 2-200 was completed in late November.  The calculated tonnage of this stope was 3723 tonnes with an estimated grade of 300 g/t and 1.2 g/t silver and gold respectively.  Work on stope 2-080 towards the old mine workings slowed in September due to a different mining method being required.  The average grade of this stope is 216g/t silver and 0.9 g/t gold; plans to continue mining this stope have been put on hold due to its proximity to the old workings.

Development mineralized material from both areas is currently being stockpiled on the surface near the coarse ore bin of the crushing plant. The estimated tonnage of this surface stockpile at the end of the year was 8507 tonnes.  This material will be processed once a quantity sufficient to feed and ongoing 250 tonne per day operation is stockpiled.

To obtain sufficient feed for a sustained 250 TPD operation, Avino’s mining contractor DMG has been completing the necessary underground work to develop the 3rd, 4th and 5th levels of the mine.  This work has been accelerated through the purchase several new pieces of underground mining equipment by Avino.   By the end of 2011, the ramp to level 3 and the cross cut to the vein had been completed, drifting on the vein at the level 3 elevation was in progress and work on the ramp to level 4 continues.

Milling Operations

In the periods leading up to and following processing of the San Gonzalo bulk sample, we have used our mill to process stock piled material left from our past mining operation on the main Avino Vein.  The mill has been processing the stock piles at approximately 180 tpd with feed grades highly variable depending on the location of the stockpiles.  Typical silver feed grade ranges from 60 to 120 g/t and gold from 0.6 to 1.5 g/t. Copper values are low and ranges from 0.1 to 0.2%. The concentrate produced grades about 2 kg/t silver and 30 g/t gold.  Over the course of 2011, approximately 550 tonnes of this concentrate was sold to a trading firm in Mexico.  Final sales and cost figures will be reported in our audited financial statements.  The remaining inventory of approximately 300 tonnes was sold and trucked to Manzanillo in January; final terms of the sale are still pending.

Exploration

Following a complete overhaul of Avino's Longyear 44 drill and a new drill contract for personnel and materials, Avino started its regional exploration drill program on January 27, 2011.  The drill spent the early part of the year at San Gonzalo further outlining the resource before being moved to various zones around the property.  In total 69 holes totaling 9943 metres were drilled principally in the following locations: San Gonzalo (18 holes), La Potosina (9 holes), Guadalupe (23 holes), San Juventino (3 holes), San Lucero (5 holes), Mercedes (1 hole), San Jorge (3 holes), Yolanda (2 holes).  The drill crew ended the year back at San Gonzalo exploring for the feeder system of the San Gonzalo Deposit.  Encouraging results continue to come from San Gonzalo as well as from the Guadalupe zone where mineable grades and widths were encountered.

NYSE/AMEX Listing

In August, Avino’s common shares began trading on the NYSE/AMEX under the trading symbol ASM.  We are excited about the increased exposure from this listing and hope that it will bring additional value to Avino's broadening shareholder base as well as to introduce Avino to a wider audience of investors as our company profile expands.  On January 23rd 2012, Avino rang the opening bell at the New York stock exchange to commemorate the listing.

Outlook

In 2012, Avino expects to enter full commercial production at 250 tonnes per day once enough mill feed from the San Gonzalo zone is stockpiled at the surface.  We are also excited about a pending royalty agreement that will once again permit us to mine the main Avino Vein.  Furthermore, in the coming weeks we expect an updated report from Wardrop Engineering pertaining to re-processing the considerable tailings resource left from past mining.  All three of these items will play an important role in Avino’s goal of becoming a multi-million ounce annual silver producer.

Aggressive exploration is also scheduled to continue in 2012 with 10 holes planned for the Elena Tolosa area which are intended to confirm internal estimates of the remaining tonnage of the Avino vein and help prepare for a new NI 43-101 resource estimate later in the year.  Drilling at San Gonzalo will also continue but will shift from surface to underground drilling with 10 holes planned using the company’s recently purchased underground drill.  Extensive drilling will also be undertaken on the tailings resource to provide material for metallurgical test work as well as to upgrade oz’s from the inferred to the measured and indicated categories; 1985 meters of drilling through 95 holes using a sonic drill are planned.  A further 44 holes are also set to be drilled as part of Avino’s ongoing regional drill program in areas including: La Potosina, Aranguez, Gran Luccero, Guadalupe and La Estela.

About Avino

Avino has operated continuously in Mexico since 1968, including a period in which the Avino Mine produced for 27 years. During our long history, we have weathered a number of difficult economies and are now poised to capitalize on record precious metal prices.

We would like to thank our loyal shareholders for remaining patient through difficult years and our development years and to thank our management and staff for their excellent work in the office and in the field

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.